UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

(Report No. 4)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine, CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On December 28, 2022, an Extraordinary General Meeting of Shareholders (the “Meeting”) of G Medical Innovations Holdings Ltd. (the “Company”) was convened.

At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved all agenda items that were described in the Company’s Notice and Proxy Statement for the Meeting, which were included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on December 16, 2022.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: December 28, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

2